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                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR May 20, 2004

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                -----------------


                         Suite 105-1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                    (Address of principal executive offices)

                                -----------------

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                          FORM 20-F X     FORM 40-F
                                   ---              ---
        [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.]

                                    YES     NO  X
                                        ---    ---

        [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            105-1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2
                           Telephone No.: 604-267-6000
                              Fax No.: 604-267-6005


NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TAKE NOTICE that the annual general meeting (the "Meeting") of Shareholders of DYNAMOTIVE ENERGY SYSTEMS CORPORATION (the "Company") will be held in the boardroom of its attorneys, Lang Michener, 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7, on Wednesday, June 18, 2004 at 2:00 p.m., local time, for the following purposes:

1.   To  receive  the  report of the  directors  of the Company.

2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended December 31, 2003 and the report of the auditor thereon.

3.   To elect directors of the Company to hold office for the ensuing year.

4. To appoint an auditor of the Company for the ensuing year at a remuneration to be fixed by the directors.

5. Increase Authorized Capital - To consider and, if thought advisable, approve a special resolution to alter the Notice of Articles to provide for an unlimited number of shares divided into an unlimited number of Common shares without par value and an unlimited number of Class "A" Preferred shares with a par value of $5.00 each.

6. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a copy of the Company's Annual Report which contains the audited financial statements for the year ended December 31, 2003 with the reports of the auditor, and a Supplemental Mailing List Form accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.



DATED at Vancouver, British Columbia, May 19, 2004.

BY ORDER OF THE BOARD

Robert Andrew Kingston
President and Chief Executive Officer

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            105-1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2
                           Telephone No.: 604-267-6000
                              Fax No.: 604-267-6005

                              INFORMATION CIRCULAR
          Information as at April 30, 2004 except where otherwise noted

This Information Circular is furnished in connection with the solicitation of proxies by the management of DYNAMOTIVE ENERGY SYSTEMS CORPORATION (the
"Company") for use at the Annual and Extraordinary General Meeting (the "Meeting") of its shareholders to be held on June 18, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

                            GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to beneficial owners of the common shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of this solicitation will be borne by the Company. In this Management Information Circular all monetary references are to U.S. Dollars unless indicated otherwise.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the Chairman and President/Chief Executive Officer of the Company. A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax 1-(866) 249-7775 or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7 (fax to 604-685-7084) at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy that would enable them to attend at the Meeting and vote their Shares.

Exercise of Discretion

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:
(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)     any amendment to or variation of any matter identified therein, and

(c)     any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

Voting Shares

As of April 30, 2004, the Company had outstanding 80,238,511 fully paid and non-assessable common voting shares without par value, each carrying the right to one vote. As of April 30, 2004, no Class "A Preferred shares were issued and outstanding.

Only shareholders of record at the close of business on May 12, 2004 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company no person, as at April 30, 2004 beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company. The only registered holders of 10% or more of the Company's shares are:

Shareholder Name                                                          Number of               Percentage of
and Address                                                              Shares Held              Issued Shares
Cede & Co.(1)                                                            24,092,824                    30.02%
Box 20
Bowling Green Station
New York, New York, 10274

The Canadian Depository for Securities Limited ("CDS")(1)                24,784,554                    30.88%
85 Richmond Street West
Toronto, Ontario   M5H 2C9

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts. (See below.)

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

                              ELECTION OF DIRECTORS

The size of the board of directors is currently set at 6 persons.

The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 30, 2004.

                                                       Period a Director of the    Shares/Options Beneficially
Name, Position and Municipality of Residence           Company                     Owned or Controlled
Richard Chen-Hsing Lin (2) (3)                         Since 1992                  1,906,168 Common shares(4)
Chairman, Vice-President, Asian Affairs and Director                               1,671,660 options.
Vancouver, British Columbia, Canada

Robert Andrew Kingston  (3)                            Since 1999                  830,853 Common shares(5)
President, Chief Executive Officer and Director                                    4,382,649 options.
Vancouver, British Columbia, Canada

Curtin Winsor, Jr., Ph.D. (1) (2)                      Since 1996                  248,557 Common shares(6)
Director                                                                           58,000 options.
McLean, Virginia, USA

Shing -Cheng Hong (1)                                  Since 1997                  40,836 Common shares(7)
Director                                                                           42,000 options.
Taipei, Taiwan

Chih-Lin Chu, General Manager, Business Development,   Since 2001                  32,000 options
China Strategic Holdings Ltd. Shanghai, China

Desmond Radlein, Ph.D. (1) (2) (3)                     1997-2002                   44,563 Common shares(8)
Director                                               2003 to present             54,000 options.
Waterloo, Ontario, Canada

Notes

(1)    Member of the Audit Committee of the Board.
(2)    Member of the Compensation Committee of the Board.
(3)    Member of the Executive Committee of the Board.
(4) Includes 1,906,168 Common Shares, of which 1,733,256 Common Shares are held by Cantai Property Limited, a company controlled by Mr. Lin of which 60,000 Common Shares are held in escrow subject to the Company's attainment of certain performance criteria; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers.

(5) Includes 830,853 Common Shares which are held by C F Limited a UK company whereby Mr. Kingston serves as a director.
(6)    Includes 248,557 Common Shares.
(7)    Includes 40,836 Common Shares.
(8)    Includes 44,563 Common Shares

The number of shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficial own or effectively control a total of 3,100,149 shares which represents 3.86% of the total issued and outstanding shares of the Company.

The Directors and Officers hold a total of 7,717,633 options (70% of all options). 5,505,633 options are exercisable between $0.20 and $0.33 each; 1,890,000 are exercisable between $0.45 and $0.50 each; 322,000 options are exercisable between $0.90 and $1.50 per share.

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of
Companies   from  1986  to  1990,   a  fully  integrated,  privately  owned  oil
conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American
University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial background, Mr. Hong led a 42 member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu. Mr.Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited
(CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement, chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr.Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI -Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994 Dr. Radlein received a B.Sc. in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry
(1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

                             APPOINTMENT OF AUDITOR

The Board of Directors of the Company resolved on May 12, 2004 that, Ernst & Young LLP, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting. BDO Dunwoody LLP, Chartered Accountants and Consultants, of 600 Park Place, 666 Burrard Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors to replace Ernst & Young LLP.

There have been no reportable disagreements between the Company and Ernst & Young LLP and no qualified opinions or denials of opinions by Ernst & Young LLP for the purposes of National Instrument 51-102. A copy of the Company's Reporting Package with respect to the termination of Ernst & Young LLP and proposed appointment of BDO Dunwoody LLP as auditor of the Company (including the Notice of Change of Auditor, a letter from Ernst & Young LLP and a letter from BDO Dunwoody LLP are attached as Schedule "A" to this Information Circular.

Approval of the appointment of auditors requires the affirmative vote of the majority of the holders of outstanding Common Shares entitled to cast votes at the Meeting.

The  Board   unanimously   recommends  that  the  shareholders  vote  "FOR"  the
ratification of the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2004.

                             Executive Compensation

During the fiscal year ended December 31, 2003, the Company had the following senior officers: Mr. Andrew Kingston, as President and Chief Executive Officer; Mr. Richard Lin as Chairman of the Board and Vice-President of Asian Affairs; Mr. Brian Richardson as Chief Financial Officer; Ms. Laura Santos as Corporate Secretary, Mr. Warren Johnson as Chief Technology Officer, Dr. Luc Duchesne as Chief Forester, Mr. James Acheson as Chief Operating Officer, DynaMotive Corporation and Mr. Antony Robson, Managing Director, DynaMotive Europe Limited whose contract expired as at year end.

The Company has written agreements with its executive officers of Messrs. Kingston, Lin, Richardson, Johnson, Robson and Dr. Duchesne. Termination plans or arrangements in respect of compensation to be received by the above executive officers are disclosed with the details of the executive officer's contracts below.

Pursuant to a Consulting Agreement, commencing July 1, 2003 until December 31, 2007 with Cantai Property Ltd. ("Cantai"), a company controlled by Mr. Lin, the Company pays a monthly consulting fee of $13,384 to Cantai for the services of Mr. Lin, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid Cantai a total of $160,600, $45,505 of this amount was subscribed into the Company's private placement at $0.15 per share including a half a warrant, expiring three years from issue to purchase the Company's common share at $0.25 per share. Mr. Lin can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. In the event that Cantai's contract is terminated by the Company, the terms of the contract shall remain in force.

Pursuant to a Consulting Agreement, commencing April 11, 2003 with Cape Fear Limited ("CFL") until December 31, 2007, the Company pays a monthly fee of $18,750 plus rate of inflation as published by Statistics Canada, to CFL for the services of Mr. Kingston as President and Chief Executive Officer, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid CFL a total of $233,413 in cash. As per consulting agreement, Mr. Kingston can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. In the event that CFL's contract is terminated by the Company, the terms of the contract shall remain in force.

Mr. Antony Robson, joined the Company in January 1, 2001 as Managing Director of the Company's European subsidiary, DynaMotive Europe Limited. Pursuant to his contract, the Company pays Mr. Robson (pound)100,000 per year for his services plus pension, benefits and reimbursement of out-of-pocket expenses. Mr. Robson received 431,663 shares equivalent to $180,865 subscribed to the Company's private placement issued at share prices ranging between $.40 and $.45 per share and $35,020 in cash. Mr. Robson's contract ceased at December 31, 2003.

Mr. Warren Johnson joined the Company in 1999 and was appointed Chief Technology Officer in June 2001. Pursuant to an employment contract terminating on February 2005, Mr. Johnson is paid a monthly gross salary of $8,922 plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid Mr. Johnson a total gross amount of $107,066. Mr. Johnson will be eligible for a discretionary bonus of up to 50% of his base compensation if certain milestones are achieved. Mr. Johnson will also receive an mount equal to six months notice in the event that his contract is terminated by the Company.

Mr. Brian Richardson joined the Company in January 2003 and was appointed as Chief Financial Officer ("CFO") of the Company in August 2003 until July 2006. Pursuant to his employment agreement, Mr. Richardson is paid a monthly gross salary of $8,922 as CFO of the Company plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid Mr. Richardson a total gross amount of $77,268. Mr. Richardson will be eligible for a discretionary bonus of up to 50% of his base compensation if certain milestones are achieved. Mr. Richardson will also receive an amount equal to six months notice in the event that his contract is terminated by the Company.

Dr. Luc Duchesne joined the Company in August 2003 as the Company's Chief Forester ("CF") until December 2006. Pursuant to his employment agreement, Dr. Duchesne is paid a monthly gross salary of $8,922 as CF of the Company plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid Dr. Duchesne a total gross amount of $44,612. Dr. Duchesne will be eligible for a discretionary bonus of up to 50% of his base compensation if certain milestones are achieved. Mr. Richardson will also receive an amount equal to six months notice in the event that his contract is terminated by the Company.


Summary Compensation Table

The following table sets forth information concerning compensation for services in all capacities to the Company for the Company's fiscal year ended December 31, 2003 and the last two fiscal years prior thereto, as applicable, to those persons who were, at December 31, 2003, the Chief Executive Officer of the Company and the four most highly compensated executive officers (Named Executive Officers) of the Company other than the CEO as of year end of 2003.

====================================================================================================================
                                            SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------
                                               Annual Compensation                   Long Term Compensation
                                      ------------------------------------------------------------------------------
                                                                                             Awards
                                                                              --------------------------------------
    Name and Principal        Year      Salary       Bonus     Other Annual      Securities      Restricted Shares
                                                                               Under Options       or Restricted
                                                               Compensation      Granted           Share Units
         Position                         ($)         ($)           ($)             (#)                 ($)
--------------------------------------------------------------------------------------------------------------------
Richard Lin                   2003      160,600      6,692         -0-            300,000            -0-
Chairman of the Board and
Vice-President,
Asian Affairs
                              2002      143,280         -0-        -0-            100,000            -0-
                              2001       43,040         -0-        -0-              -0-               96,840
--------------------------------------------------------------------------------------------------------------------
Robert Andrew Kingston,       2003      233,413      9,702         -0-           2,700,000          -0-
President and Chief
Executive Officer             2002      222,916         -0-       28,656           200,000          -0-
                              2001       56,490         -0-       32,280            -0-              137,190
--------------------------------------------------------------------------------------------------------------------
Antony Robson                 2003      163,550         -0-       52,336            -0-             -0-
Managing Director,
European Subsidiary           2002      145,000         -0-       34,800            -0-             -0-
                              2001       90,513         -0-        -0-              -0-               21,000
--------------------------------------------------------------------------------------------------------------------
Warren Johnson                2003      107,066      4,461         -0-            300,000           -0-
Chief Technology Officer
                              2002      85,437          -0-        -0-             50,000           -0-
                              2001      73,168          -0-        -0-              -0-             -0-
====================================================================================================================

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2003's average exchange rate of $0.7138 per dollar (2002: $0.6368, 2001: $0.6456, per dollar).

Long-Term Incentive Plans

In 1994, the Company had issued into escrow 1,232,000 shares that are to be released from such escrow agreement as the Company achieves certain earnings milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that the shares may be released from escrow upon the occurrence of certain Company performance milestones. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and, in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases.

In 1999, the Board approved the cancellation and re-issuance of 596,000 of the previously escrowed performance shares for current employees, directors and consultants to adopt the release provisions of the Company's Stock Appreciation Rights Plan.

In December, 1998 the Company adopted a Stock Appreciation Rights (SAR) plan under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SAR's vest as the Company achieves stock values as defined in the Plan. The Company has the sole exclusive election to pay the Redemption Price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the Redemption Price.

There has been no grant of SAR's for the last three years but as at December 31, 2003, 1,468,335 SARs were outstanding of which 1,106,668 have vested, having met the first and second vesting provisions of the Company's 1998 SAR Plan as a result of the Capitalized Stock Value of the Company exceeding $50 million over a consistent 20-day trading period. The precise amount of the Company's liability presently cannot be established until such time that the SARs are, in fact, redeemed. Based upon the market closing price of $0.59 for the Company's shares as at December 31, 2003, the Company would have been obligated to pay $158,808 if 835,834 vested SARs had been redeemed on that date, balance of outstanding SAR's were out of the money. Under the SAR Plan, the Company may elect to make payment of any redemption liability either in cash or with shares. At December 31, 2003, 360,001 vested SAR's were redeemed for a total of $72,067. An SAR's expenditure of $158,808 was recognized during this period.

The Board also approved a Bonus Incentive Plan for rewards tied to goals intended to increase operating revenues and profits. Eligible personnel may earn a bonus of up to 15% of their annual base salary if certain pre-determined milestones are achieved; except the Chairman, the President and CFO, who may earn a bonus of up to 50% of their base salary if certain pre-determined milestones are achieved. Payment may be made in cash or stock valued at prevailing market at the option of the Company, based on the Company's cash resources.

                                  STOCK OPTIONS

The Company granted stock options to the Named Executive Officers in 2003. There were no SAR's or warrants granted to the Named Executive Officers in 2003.

  -----------------------------------------------------------------------------------------------------------------
                                                                                Market Value of
                              Securities      % of Total                          Securities
                                Under           Options                           Underlying
                               Optionss       Granted to       Exercise or      Options/SARs on
                               Granted       Employees in      Base Price      the Date of Grant
  Name                           (#)        Financial Year    ($/Security)       ($/Security)      Expiration Date
  ------------------------------------------------------------------------------------------------------------------
  Richard Lin                 176,929            2.95%            $0.20              $0.39            08/03/2005
                              300,000            5.01%            $0.23              $0.39            08/30/2006

  ------------------------------------------------------------------------------------------------------------------
  Andrew Kingston             633,750            10.5%            $0.20              $0.39            08/30/2005
                              300,000            5.01%            $0.23              $0.39            08/30/2006
                            2,067,222            34.5%            $0.20              $0.39            08/03/2006
                               332,778           5.56%            $0.22              $0.60            12/22/2006
  ------------------------------------------------------------------------------------------------------------------
  Warren Johnson               58,976            0.98%            $0.20              $0.58            08/30/2005
                              200,000            3.34%            $0.23              $0.58            03/31/2006
                              100,000            1.67%            $0.50              $0.58            03/31/2006
  ------------------------------------------------------------------------------------------------------------------

Note:

(1) 30 days preceding the stock option grants, the Company's stock was trading at a high of $0.60 and a low of $0.30.

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the values of such options at the end of such year were as follows:

  ---------------------------------------------------------------------------------------------------------------
                                                                                       Value of Unexercised
                         Securities      Aggregate                                     in-the-Money Options at
                         Acquired on       Value       Unexercised Options at FY-End   FY-End
                          Exercise        Realized                  (#)                ($)
  Name                       (#)            ($)         Exercisable /Unexercisable     Exercisable Unexercisable
  ---------------------------------------------------------------------------------------------------------------
  Richard Lin                 0              0             292,929 Exerciable             $98,252 Exerciable
                                                           950,000 Unexercisable         $143,250 Unexercisable
  ---------------------------------------------------------------------------------------------------------------
  Andrew Kingston             0              0            3,033,750 Exerciable          $1,135,662 Exerciable
                                                          1,150,000 Unexercisable         $184,500 Unexercisable
  ---------------------------------------------------------------------------------------------------------------
   Warren Johnson             0              0              339,809 Exerciable             $74,375 Exerciable
                                                            179,167 Unexercisable          $34,125 Unexercisable
  ---------------------------------------------------------------------------------------------------------------
    Antony Robson            359,375         32,344         100,000 Unexercisable                 0
                                                                                                  0
  ---------------------------------------------------------------------------------------------------------------

Note:
(1) Based on $0.59 per Common share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2003. All values are per intrinsic value.

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended December 31, 2003.

Pension and Retirement Plans

The Company does not provide any pension or retirement plans to any of its employees or directors nor there are any defined benefit or actuarial plans in place.

Compensation Committee Disclosure

The Compensation Committee of the Board of Directors reviews policies and practices applicable to all personnel and remuneration packages for directors and officers of the Company, including program implementation to ensure that appropriate policies with respect to personnel development, personal ethics and succession planning are in place. The Committee makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee currently consists of Drs. Curtin Winsor, Jr and Desmond Radlein and Mr. Richard Lin.

Performance Graph

[GRAPHIC OMITTED]

------------------------------------------------------------------------------------------------------------------
                            31-Dec-98     31-Dec-99    29-Dec-00     31-Dec-01     31-Dec-02    31-Dec-03
------------------------------------------------------------------------------------------------------------------
DynaMotive
                               100           78           198           151           49           144
------------------------------------------------------------------------------------------------------------------
NASDAQ Composite Index
                               100           186          113           89            61           91
------------------------------------------------------------------------------------------------------------------


Compensation of Directors

From January 1, 2003 to December 31, 2003, the Board was compensated based on the compensation plan approved by the Board on October 30, 2001 as follows: a) annual retainer of 16,000, 8,000 and 4,000 stock options for Board members, Committee chairs and Technical Advisory Committee members, respectively; the term of the stock options is for five (5) years and priced on the day of respective Annual General Meeting ("AGM") of Shareholders for the year, based on the lower of the price of that day or the average of the five trading days prior to the AGM date; b) Board and Committee meeting fees - Cdn$300 per meeting under two (2) hours and Cdn$1,200 per meeting over two (2) hours; Committee chairs are compensated 150% of the above rates. The fees are payable in shares valued at prevailing market, with the provision that the recipient may elect to receive up to 30% in cash, and shares are priced based on the last trading day of the respective quarter at the lower of the price on such day or the previous five
(5) day trading average. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers".

Indebtedness of Directors, Executive Officers and Senior Officers

No directors, proposed nominees for election as directors, senior officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

                         ADDITIONAL COMPANY INFORMATION

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended December 31, 2003, or has any interest in any material transaction in the current year except as disclosed herein.

As at December 31, 2003, $32,673 was advanced to a joint venture with a director of the Company, for the development of the Company's BioOil technology and related products. Agreement to be finalized subsequent to year-end.

                              CORPORATE GOVERNANCE

The Company's Board of Directors is currently comprised of six members, three of whom qualify as unrelated directors by virtue of their independence from management of any interest, business or other relationship that could materially interfere with the directors' ability to act in the best interests of the Company. The unrelated directors are Dr. Curtin Winsor, Jr. and Messrs. Shing-Cheng Hong, and Chih-Lin Chu. The Company's related directors are Messrs. Andrew Kingston (the Company's President and Chief Executive Officer) and Richard Chen Hsing Lin (Chairman and Vice-President of the Company) and Dr. Desmond Radlein.

                          BOARD AND COMMITTEE MEETINGS

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee, whose members included, Messrs. Richard Lin and Andrew Kingston and Dr. Desmond Radlein met once during 2003. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit Committee, whose members include Drs. Curtin Winsor, Jr. and Desmond Radlein and Mr. S C Hong, reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the work of internal auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment. In fulfilling its responsibility, the Audit Committee met twice during 2003 and has recommended to the Board, subject to shareholder approval, the selection of Ernst & Young LLP as the Company's independent auditors.

The Compensation Committee of the Board reviews policies and practices applicable to all personnel and remuneration packages for directors and officers of the Company, including program implementation to ensure that appropriate policies with respect to personnel development, personal ethics and succession planning are in place. The Committee makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs;
(iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee currently consists of Drs. Curtin Winsor, Jr. and Desmond Radlein and Mr. Richard Lin. The Compensation Committee met twice during 2003.

The Board of Directors met four times during 2003. Mr. C.L. Chu was unable to attend any of the meetings during this period.

                              MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company has no executive management agreements with persons who are not officers or directors of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

                                  ANNUAL REPORT

The Company's 2003 Annual Report to Shareholders will be distributed with the Information Circular. The Company maintains public filings which are accessible through the Canadian and US regulatory internet sites at www.SEDAR.com and www.sec.gov/

                     PARTICULARS OF MATTERS TO BE ACTED UPON

Notice of Articles

On March 29, 2004 the Company Act (British Columbia) (the BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.

On April 27, 2004, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies and to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized capital. Management of the Company wishes to take advantage of this provision as it will encourage further equity investment in the Company.

The alteration of the capital of the Company requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the Notice of Articles of the Company:

"Resolved, as special resolutions, that:
(1) the maximum number of shares that the Company is authorized to issued be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Class "A" Preferred shares with a par value of $5.00;

(2)      the Notice of Articles of the Company be altered accordingly; and

(3) the directors of the Company be authorized to revoke the special resolutions before they are acted on without further approval of the shareholders.

The Board of Directors recommends that shareholders vote in favour of the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

                                  OTHER MATTERS

If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote thereon in accordance with the recommendations of the Board of Directors.

Whether or not you expect to be present at the Meeting, please sign the accompanying form of proxy and return it promptly in the enclosed stamped return envelope.

                                   CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, May 19, 2004.

By:/s/ Robert Andrew Kingston
-------------------------------------
Robert Andrew Kingston
President and Chief Executive Officer

                                  Schedule "A"



                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                       Suite 105 - 17000 West 75th Avenue
                              Vancouver, BC V6P 6G2



                           NOTICE OF CHANGE OF AUDITOR

TO:      ERNST & YOUNG LLP, Chartered Accountants
AND TO:  BDO DUNWOODY LLP, Chartered Accountants and Consultants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Company, the Board of Directors of the Company resolved on May 12, 2004 that:

         The resignation of Ernst & Young LLP, Chartered Accountants, on May , 2004, as auditor of the Company be accepted , and

         BDO Dunwoody LLP, Chartered Accountants, be appointed as auditor of the Company to be effective May 12, 2004, to hold office until the next annual meeting at a remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:
(a) Ernst & Young LLP was asked to resign as auditor of the Company to facilitate the appointment of BDO Dunwoody LLP, a national firm with offices at 600 Park Place, 666 Burrard Street, Vancouver, British Columbia;
(b) Ernst & Young LLP has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completely period for which Ernst & Young LLP issued an audit report in respect of the Company and the date of this Notice;
(c) the resignation of Ernst & Young LLP and appointment of BDO Dunwoody LLP as auditor of the Company were considered and approved by the Audit Committee and the Board of Directors of the Company;
(d) in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Ernst & Young LLP issued an audit report in respect of the Company and the date of this Notice; and
(e) the Notice and Auditor's Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated this 12th day of May, 2004.


DynaMotive Energy Systems Corporation


Per:     /s/ Robert Andrew Kingston
         -------------------------------------
         Robert Andrew Kingston
         President and Chief Executive Officer

                                      PROXY


ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS  OF

DYNAMOTIVE  ENERGY SYSTEMS CORPORATION (the "Company")

TO BE HELD AT THE BOARDROOM, LANG MICHENER, 1500-1055 West Georgia Street, Vancouver, BC V6E 4N7


ON June 18, 2004 AT 2:00 PM



The undersigned member ("Registered Shareholder") of the Company hereby appoints, Richard C H Lin, Chairman of the Company or failing this person, Andrew Kingston, President and Chief Executive Officer of the Company, or in the place of the foregoing,
                        --------------------------------------------------------
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the it Shareholder in respect of all matters that may properly come before the Meeting of the Registered the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or a ny adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered as specified herein.


Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Inf Circular)


                                                        For           Withhold
1. To elect as Director, Richard Chen-Hsing Lin
                                                    -----------    -------------
2. To elect as Director, Robert Andrew Kingston
                                                    -----------    -------------
3. To elect as Director, Curtin Winsor, Jr., Ph.D.
                                                    -----------    -------------
4. To elect as Director, Shing-Cheng Hong
                                                    -----------    -------------
5. To elect as Director, Chih-Lin Chu
                                                    -----------    -------------
6. To elect as Director, Desmond Radlein, Ph.D.
                                                    -----------    -------------
7. To appoint BDO Dunwoody LLP as Auditors of the
   Company at a remuneration to be fixed by the
   directors                                        -----------    -------------
8. Alteration of Capital                                For           Against
   a) to issue an unlimited number of Common Shares
   without par value;                               -----------    -------------
   b) to issue an unlimited number of Class "A"
   Preferred Shares with a par value of $5.00 each; -----------    -------------
   c) to authorize the directors to file a notice
   of alteration with the Registrar of Companies;   -----------    -------------
   d) to authorize the directors to revoke any or
   all special resolutions;                         -----------    -------------
   All as more particularly set out in the
   Information Circular prepared for the Meeting.


The undersigned Registered Shareholder hereby revokes any proxy previously given to attend a vote at said Meeting.

SIGN HERE:
                              --------------------------------------------------
Please Print Name: Date:
                              --------------------------------------------------
Date:
                              --------------------------------------------------

Number of Shares
Represented by Proxy:
                              --------------------------------------------------

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
                   ----------------       ----------------


SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                     INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.


6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll, of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.


If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of COMPUTERSHARE TRUST COMPANY is 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 and its fax number is 1-866-249-7775.

[ERNST & YOUNG LOGO]           Ernst & Young LLP             Phone: 604 891-8200
                               Chartered Accountants         Fax:   604 643-5422
                               Pacific Centre
                               P.O. Box 10101
                               700 West Georgia Street
                               Vancouver, Canada V7Y 1C7

May 17, 2004

Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, AB
T2P 3C4

Dear Sirs:

Re: Notice of Change of Auditors dated May 12, 2004 with respect to Dynamotive Energy Systems Corporation.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Corporation and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Ernst & Young LLP.

Yours sincerely,

/s/
-----------------
Ernst & Young LLP




cc: The Board of Directors, Dynamotive Energy Systems Corporation

[ERNST & YOUNG LOGO]         Ernst & Young LLP               Phone: 604 891-8200
                             Chartered Accountants           Fax:   604 643-5422
                             Pacific Centre
                             P.O.Box 10101
                             700 West Georgia Street
                             Vancouver, Canada V7Y 1C7



May 17, 2004

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Notice of Change of Auditors dated May 12, 2004 with respect to Dynamotive Energy Systems Corporation.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Corporation and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Ernst & Young LLP.

Yours sincerely,

/s/
-----------------
Ernst & Young LLP


cc: The Board of Directors, Dynamotive Energy Systems Corporation

[BDO LOGO]             BDO Dunwoody LLP            600 Park Place
                       Chartered Accountants       666 Burrard Street
                                                   Vancouver, BC, Canada V6C 2X8
                                                   Telephone: (604) 688-5421
                                                   Telefax:   (604) 688-5132
                                                   E-mail: vancouver@bdo.ca
                                                   www.bdo.ca

                                                   Direct Line: (604) 443-4706
                                                   E-mail: ddejersey@bdo.ca

May 12, 2004

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2


Alberta Securities Commission
4th Floor,300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs:

Change of Auditor of DynaMotive Energy Systems Corporation (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated May 12, 2004 given by the Company to ourselves and Ernst & Young LLP, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.


Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

[DYNAMOTIVE LOGO]

                          Angus Corporate Center 877.863.2268 - Toll Free 105 - 1700 West 75th Ave 604.267.6000 - Telephone
                          Vancouver BC               604.267.6005 - Facsimile
                          Canada  V6P 6G2            www.dynamotive.com

May 19, 2004

British Columbia Securities Commission
5th Floor-701 West Georgia Street
Vancouver, BC V7Y 1L2

Attn: Statutory Filings

Dear Sir:

Please be advised that DynaMotive Energy Systems Corporation has mailed the Notice of Meeting, Information Circular, Proxy Form, Supplimental Mailing List Form, 2003 Annual Report which includes the Consolidated Financial Statements for the year ended December 31, 2003, to all its registered and beneficial shareholders, the latter through ADP investor Communication Services, Inc. (US) and ADP Investor Communications (Canada).

Sincerely yours,

/s/"Laura Santos"
-----------------
Secretary
for DynaMotive Energy Systems Corporation